Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cigar Lake Mine Resumes Production

July 14, 2026

Cameco (TSX: CCO; NYSE: CCJ) today announced our Cigar Lake mine in northern Saskatchewan has resumed production activities following a temporary suspension due to challenges at Orano’s McClean Lake mill, where Cigar Lake ore is processed.

The McClean Lake mill has now resumed operations. Cigar Lake has begun shipping stockpiled ore to the mill and has restarted production at the mine.

Our 2026 production outlook range for Cigar Lake has not been impacted by the temporary suspension of production and remains between 17.5 million and 18.0 million pounds of U3O8 (100% basis).

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. The forward-looking information in this news release relates to our 2026 production outlook for Cigar Lake. Material risks that could lead to different results include the possibility that our 2026 production outlook could be impacted if there is a further suspension of operations at Cigar Lake, or if production is adversely impacted for other reasons. In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the ability of Cigar Lake to continue its operations without further suspension, and otherwise to meet our production expectations. Please also see our most recent annual information form, and our most recent annual and quarterly management’s discussion and analysis, for a discussion of other risks that could impact our Cigar Lake 2026 production outlook. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com